UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D/A

                Under the Securities Exchange Act of 1934
                           (Amendment No. 20)
                                         ---

                                 CBS Inc.
- -----------------------------------------------------------------
                             (Name of Issuer)

                                Common Stock
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                       (Title of Class of Securities)

                                124845 10 8
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                               (CUSIP Number)

        Barry Hirsch, Senior Vice President and Secretary
                        Loews Corporation
   667 Madison Avenue, New York, New York 10021 (212) 545-2920
- -----------------------------------------------------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                           January 12, 1995
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     (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement
__.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1
                          SCHEDULE 13D/A
- -----------------------------------------------------------------
CUSIP No. 124845 10 8
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1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   LOEWS CORPORATION
   IRS Identification No. 13-2646102
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)/ /
     N/A                                                  (b)/ /
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3 SEC USE ONLY
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4 SOURCE OF FUNDS            WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR  2(e)      N/A                  / /
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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   NUMBER OF    7 SOLE VOTING POWER
     SHARES         10,987,285
 BENEFICIALLY ---------------------------------------------------
    OWNED BY    8 SHARED VOTING POWER
      EACH                   0
   REPORTING  ---------------------------------------------------
     PERSON     9 SOLE DISPOSITIVE POWER
      WITH          10,987,285
              ---------------------------------------------------
               10 SHARED DISPOSITIVE POWER
                             0
- -----------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        10,987,285
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                    / /
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        17.92%
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14 TYPE OF REPORTING PERSON*
        HC
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                              Page 2
                      AMENDMENT NO. 20

                             to

                        SCHEDULE 13D

                    relating to CBS Inc.

     This Amendment No. 20 to Schedule 13D, as amended, filed by Loews Corporation, a Delaware corporation ("Loews"), relates to the Common Stock, $2.50 par value per share (the "Shares"), of CBS Inc., a New York corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. All of the Shares referred to herein as beneficially owned by Loews are owned by L.T. Holding Corp. a wholly-owned subsidiary of Loews ("Loews Holdings").

Item 4.  Purpose of Transaction
         ----------------------

     Item 4 is hereby supplemented as follows:
     Loews has been advised by the Pre-Merger Office of the Federal Trade Commission's Bureau of Competition that the waiting period applicable to the Notification and Report Form filed by Loews on December 29, 1994, which is referred to in Amendment No. 19 to this Schedule 13D, has been terminated.

                            SIGNATURE

     The undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Statement is true, complete and correct.


                                LOEWS CORPORATION
                                -----------------
                                (Registrant)



                            By: /s/ Gary W. Garson
                                -------------------
                                Gary W. Garson
                                Vice President and
                                Assistant Secretary

Dated: January 13, 1995

                            Page 3